File No. 82-3827

No. PTTEP 810/090/2003


AUG 2 5 2003

Finance Dept.
Tel. 66 (0) 2537-4611

SUPPL

Date: August 11, 2003

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):


03029562

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________
- ☐ News Release on ____________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated August 8, 2003 " Registration of Change in Paid-Up Capital"

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

- ☐ Others ____________

Yours sincerely,

P. Rojanasth

Pattrapa Rojanasomsith
Officer, Investor Relations

dlw 8/27

แบบฟอร์ม No-82-3827.doc/11/8/03

ทะเบียนเลขที่ บมจ. 53

File No. 82-3827



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / L.213 /2003

Finance Department
Tel. 0-2537-4509

August 8, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on August 7, 2003. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,261,805,500.00 (Three thousand two hundred and sixty one million, eight hundred and five thousand and five hundred Baht)
2. The Company's issued and paid-up shares are 652,361,100 (Six hundred and fifty two million, three hundred and sixty one thousand and one hundred shares), which are categorized as follows:

Ordinary Shares :	652,361,100	(Six hundred and fifty two million, three hundred and sixty one thousand and one hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,



Chitrapongse Kwangsukstith
President